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                                                             EXHIBIT 99(a)(24)

                                                                  [LOGO]
                                                              PRESS RELEASE

                 RHI AG ANNOUNCES EXTENSION OF TENDER OFFER FOR
                GLOBAL INDUSTRIAL TECHNOLOGIES, INC. COMMON STOCK


VIENNA, December 28, 1999 -- RHI AG (Vienna Stock Exchange: RHI) today announced the extension of the expiration date of the previously announced $13.00 per share cash tender offer by RHI's subsidiary, Heat Acquisition Corp., for all of the outstanding shares of common stock of Global Industrial Technologies, Inc. (NYSE: GIX). As extended, the offer will expire at 5:00 p.m., New York City time, on Thursday, December 30, 1999.

As previously announced, RHI has reached an agreement with the Federal Trade Commission (FTC) staff, which the staff has indicated they would recommend to the Commission for its approval, regarding the divestiture of certain refractory manufacturing assets. The Commission is reviewing the recommended divestiture. The expiration date is being extended to provide the Commission time to complete its review and approval of the divestiture. The expiration date will be further extended if necessary to provide the FTC adequate time to complete such review and approval.

As previously announced, RHI has entered into agreements with two alternative purchasers to complete the divestiture necessary to comply with FTC requirements for antitrust clearance. The divestiture agreements are subject to the satisfaction or waiver of certain conditions, including, in the case of the agreement announced in November, a financing condition. While RHI believes that the terms and conditions of the divestitures evidenced by these agreements should satisfy the FTC's requirements, there can be no assurance that the FTC will consent to the terms of these divestitures or that RHI will be successful in completing a divestiture or the timing or the terms thereof.

The tender offer remains conditioned upon, among other things, the tender of at least a majority of the shares of Global's common stock outstanding on a fully-diluted basis and the expiration of any applicable waiting period under the Hart-Scott-Rodino Act.

As of December 28, 1999, approximately 19,157,162 shares of common stock of Global had been tendered and not withdrawn pursuant to the tender offer. This constitutes approximately 85.4% of Global's outstanding shares (77.2% on a fully diluted basis).

RHI is a global operator in the refractories, engineering, insulating and waterproofing sectors, with over 10,000 employees at more than 50 locations spanning all five continents. With VRD, RHI is the world market leader for refractories and a vital partner to all industries whose activities require high temperature production processes. RHI's customers include the steel, cement, glass and nonferrous metal industries. In 1998 RHI reported earnings before tax of US $68.0 million on sales of US $1.6 billion.

Forward-looking statements in this press release involve risks and uncertainties that could cause actual results to differ from those contemplated. Factors that could cause those differences include the terms and availability of financing, actions by other persons, legal and regulatory requirements and other factors.

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                      FOR FURTHER QUESTIONS PLEASE CONTACT:
                             RHI AG / Peter Hofmann
               Phone (+43) (1) 50213-123 / Fax (+43) (1) 50213-130
                        e-mail: peter.hofmann@rhi-ag.com
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